CUSIP No. 461169 10 4                                        Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1

                                 IntraLase Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   461169 10 4
-------------------------------------------------------------------------------

                                 October 6, 2004
-------------------------------------------------------------------------------

              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [   ] Rule 13d-1(b)
         [   ] Rule 13d-1(c)
         [X]   Rule 13d-1(d)




-----------------------

         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 461169 10 4                                        Page 2 of 9 Pages


1)   Name of Reporting Person                         Domain Partners
     I.R.S. Identification                            IV, L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [   ]
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Citizenship or Place                             Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                     5)   Sole Voting        2,011,938 shares
Shares Beneficially                Power              of Common Stock
Owned by Each
Reporting Person
With
                              -------------------------------------------------
                              6)   Shared Voting
                                   Power              -0-
                              -------------------------------------------------
                              7)   Sole Disposi-      2,011,938 shares
                                   tive Power         of Common Stock
                              -------------------------------------------------
                              8)   Shared Dis-
                                   positive Power     -0-
                              -------------------------------------------------

9)   Aggregate Amount Beneficially                    2,011,938 shares
     Owned by Each Reporting person                   of Common Stock
-------------------------------------------------------------------------------

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                   7.5%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           PN



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CUSIP No. 461169 10 4                                        Page 3 of 9 Pages

1)   Name of Reporting Person                         DP IV Associates,
     I.R.S. Identification                            L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [   ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place                             Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                     5)   Sole Voting        24,238 shares
Shares Beneficially                Power              of Common Stock
Owned by Each
Reporting Person
With
                              -------------------------------------------------
                              6)   Shared Voting
                                   Power              -0-
                              -------------------------------------------------
                              7)   Sole Disposi-      24,238 shares
                                   tive Power         of Common Stock
                              -------------------------------------------------
                              8)   Shared Dis-
                                   positive Power     -0-
                              -------------------------------------------------
9)   Aggregate Amount Beneficially                    24,238 shares
     Owned by Each Reporting person                   of Common Stock
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                   0.1%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           PN


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CUSIP No. 461169 10 4                                        Page 4 of 9 Pages

                                  Schedule 13G
                                  ------------

Item 1(a)     -   Name of Issuer:  IntraLase Corp.

Item 1(b)     -   Address of Issuer's Principal Executive Offices:

                  3 Morgan
                  Irvine, CA  92618

Item 2(a)     -   Name of Person Filing:

                  This statement is being filed by Domain Partners IV, L.P., a Delaware limited partnership ("Domain IV"), and DP IV Associates, L.P., a Delaware limited partnership ("DP IV A") (together, the "Reporting Persons").

Item 2(b)     -   Address of Principal Business Office:

                  One Palmer Square
                  Princeton, NJ  08542

Item 2(c)     -   Place of Organization:

                  Domain IV:  Delaware
                  DP IV A:  Delaware

Item 2(d)     -   Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e)     -   CUSIP Number:  461169 10 4

Item 3        -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not applicable.




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CUSIP No. 461169 10 4                                        Page 5 of 9 Pages

Item 4  -         Ownership.

                  (a) Amount Beneficially Owned:

                  Domain IV:  2,011,938 shares of Common Stock
                  DP IV A:  24,238 shares of Common Stock

                  (b) Percent of Class:

                  Domain IV:  7.5%
                  DP IV A: 0.1%

                  (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                  Domain IV:  2,011,938 shares of Common Stock
                  DP IV A:  24,238 shares of Common Stock

                  (ii) shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the disposition of:

                  Domain IV:  2,011,938 shares of Common Stock
                  DP IV A:  24,238 shares of Common Stock

                  (iv) shared power to dispose or to direct the disposition of:
                  -0-

Item 5 -          Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6 -          Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Company:

                  Not applicable.

Item 8 -          Identification and Classification of Members of the Group:

                  See Exhibit 2.

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CUSIP No. 461169 10 4                                        Page 6 of 9 Pages


Item 9 -          Notice of Dissolution of Group:

                  Not applicable.

Item 10  -        Certification:

                  Not applicable.


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CUSIP No. 461169 10 4                                        Page 7 of 9 Pages

Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                         DOMAIN PARTNERS IV, L.P.
                         By:  One Palmer Square Associates
                         IV, L.L.C., General Partner

                         By /s/ Kathleen K. Schoemaker
                            --------------------------
                                Managing Member

                         DP IV ASSOCIATES, L.P.
                         By:  One Palmer Square Associates
                         IV, L.L.C., General Partner



                         By /s/ Kathleen K. Schoemaker
                            --------------------------
                                Managing Member



Date:  January 19, 2005




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CUSIP No. 461169 10 4                                        Page 8 of 9 Pages


                                                                      EXHIBIT 1

                                  AGREEMENT OF
                            DOMAIN PARTNERS IV, L.P.
                                       AND
                             DP IV ASSOCIATES, L.P.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                 DOMAIN PARTNERS IV, L.P.
                                 By:  One Palmer Square Associates
                                 IV, L.L.C., General Partner

                                 By /s/ Kathleen K. Schoemaker
                                    --------------------------
                                        Managing Member

                                 DP IV ASSOCIATES, L.P.
                                 By:  One Palmer Square Associates
                                 IV, L.L.C., General Partner


                                 By /s/ Kathleen K. Schoemaker
                                    --------------------------
                                        Managing Member




Date:  January 19, 2005

CUSIP No. 461169 10 4                                        Page 9 of 9 Pages

                                                                      EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                        ---------------------------------


          Domain Partners IV, L.P. and DP IV Associates, L.P. are filing this statement on Schedule 13G as a group.

          Domain Partners IV, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.

          DP IV Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.